FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of February, 2011

MAX RESOURCE CORP.

 (SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 2300 – 1066 West Hastings Street

Vancouver, B.C.

V6E 3X2

February 17, 2011

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MAX to resume drilling at Table Top gold project in Nevada, immediately south of Fronteer Gold’s Sandman gold property.   Sandman is one of three Nevada properties being acquired by Newmont Mining Corp.

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has secured a drill rig and has scheduled to resume drilling in the first week of March on the Company’s wholly owned Table Top gold project in Humboldt County, Nevada.   Table Top is located immediately south of the Sandman gold project, one of the Nevada properties included in the recent proposal by Newmont Mining Corp. to acquire Fronteer Gold Inc.

Drilling by MAX in 2010 intersected significant gold mineralization at Table Top, confirming that the mineralization not only extends to depth, but also increases in width and grade. Results included an intercept of 12.1 m of 0.91 g/t gold, inclusive of 9.1 m of 1.09 g/t Au. The mineralization appears similar to that encountered around the Goldstrike Betze-Post mine operated by Barrick on the Carlin Trend.

The drilling to be conducted at Table Top will target the mineralized system down dip and along strike, exploring for higher grade gold in what appears to be a Carlin-style feeder system.

Newmont currently has a joint venture interest in Fronteer’s Sandman project, a high-grade, vein-related gold system on Nevada’s King River Rift, a regional geologic feature that appears to control mineralization in the area and which hosts multiple high-grade gold systems.  MAX’s Table Top property is immediately south of Sandman on this gold trend, which also features AMAX’s Sleeper Canyon Mine (2.5 Moz Au produced), located 25 miles to the north, and the Goldbanks gold occurrence located 37 miles to the south.  A map of the King River Rift can viewed on our web site at www.maxresource.com.

The Table Top gold project consists of 48 claims (960 acres) located 10 miles west of the town of Winnemucca in Humboldt County, Nevada, just off of Interstate 80.

This news release has been reviewed by Clancy J. Wendt, P. Geo, a qualified person as that term is defined under National Instrument 43-101.  Any historic information provided has not been verified by MAX and is for reference only.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian exploration company with a diversified portfolio of mineral exploration projects in the Western United States.  We are currently focused on gold, with three gold properties in Nevada being actively explored in 2011.   For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (866) 331-5088 or (604) 637-2140

info@maxresource.com      www.maxresource.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date:  February 28, 2011

By:      /s/ Stuart Rogers

Stuart Rogers

Director